Exhibit 99.1

PAYSAFE REPORTS SECOND QUARTER 2022 RESULTS

UPDATES FULL YEAR OUTLOOK

London, UK – August 10, 2022 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE) (PSFE.WS), a leading specialized payments platform, today announced its financial results for the second quarter of 2022.

Second Quarter 2022 Financial Highlights

(Metrics compared to second quarter of 2021)

•
Total Payment Volume of $33.4 billion*, increased 3%
•
Revenue of $378.9 million, decreased 1%; Revenue increased 3% on a constant currency basis
•
Net loss attributable to the Company of $631.5 million, compared to net income attributable to the Company of $6.6 million, and inclusive of a non-cash impairment charge of $676.5 million
•
Adjusted net income of $37.5 million, compared to adjusted net income of $66.4 million
•
Adjusted EBITDA of $103.0 million, decreased 13%; Adjusted EBITDA decreased 9% on a constant currency basis

Bruce Lowthers, CEO of Paysafe, commented: “Through the first half of the year, Paysafe has delivered financial results in line with our overall expectations, marked by double-digit growth in the US SMB market. I remain very excited to be at the helm of Paysafe as we drive transformational change to unlock our full growth potential with a laser focus on accelerating sales, innovative product delivery and operating at speed. While strong execution has enabled us to absorb headwinds from foreign exchange rates and a soft European gambling market, at this time we believe it is prudent to adjust our outlook to reflect the current macroeconomic environment.”

Recent Strategic and Operational Highlights

•
Announced Rob Gatto as chief revenue officer to transform Paysafe's sales engine and ensure exceptional client experiences
•
Continued strong growth from US Acquiring – Q2 revenue increased 14%
•
Launched with additional iGaming operators in Ontario’s new private market – Paysafe is now live with or onboarding 14 operators
•
Won ‘Payment Innovation’ Award at SBC Awards North America, recognized for Skrill USA upgrades to support instant funding of deposits and payouts plus VIP player program
•
Entered Arkansas iGaming market with BetSaracen
•
Integrated Mastercard Send into Paysafe's platform, enhancing payout capabilities in the UK and EU

Impairment of Goodwill

Due to a sustained decline in Paysafe’s market capitalization, as well as current market and macroeconomic conditions, Paysafe recognized a $676.5 million impairment of goodwill during the second quarter. The non-cash impairment charge will not have any impact on the Company’s compliance with its debt covenants, cash flows or liquidity. Additional information about the results of the goodwill impairment test and related disclosures will be available in the Company's interim financial report on Form 6-K to be filed with the SEC.

* Volumes exclude embedded finance related volumes of $13.5 billion.

Second Quarter 2022 Summary of Consolidated Results

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands) (unaudited)	2022	2021	2022	2021
Revenue	$378,913	$384,343	$746,581	$761,767
Gross Profit (excluding depreciation and amortization)	$219,926	$228,565	$440,491	$454,952
Net (loss) / income attributable to the Company	$(631,521)	$6,597	$(1,802,704)	$(54,050)

Adjusted EBITDA	$102,953	$118,804	$206,920	$232,034
Adjusted EBITDA margin	27.2%	30.9%	27.7%	30.5%
Adjusted net income attributable to the Company	$37,541	$66,372	$74,802	$110,016

Total revenue for the second quarter of 2022 was $378.9 million, a decrease of 1%, compared to $384.3 million in the prior year period. Excluding a $18.3 million unfavorable impact from changes in foreign exchange rates, revenue increased 3% compared to the prior year period. Strong growth from US Acquiring, which increased 14%, was offset by declines in Digital Commerce. Excluding the aforementioned foreign currency impact, Digital Commerce revenue decreased 4%, primarily reflecting market headwinds related to gambling regulations in Europe as well as the Russia-Ukraine war. Additionally, in the prior year period, Paysafe’s eCash solutions benefited from comparably strong volumes associated with COVID-19 lockdowns in Europe. These impacts were partially offset by growth from acquisitions completed in the last twelve months as well as growth from new products.

Net loss attributable to the Company for the second quarter was $631.5 million, compared to net income of $6.6 million in the prior year period, largely reflecting the aforementioned impairment charge.

Adjusted EBITDA for the second quarter was $103.0 million, a decrease of 13%, compared to $118.8 million in the prior year period. Excluding a $5.1 million unfavorable impact from changes in foreign exchange rates, Adjusted EBITDA decreased 9% compared to the prior year period. Adjusted EBITDA margin decreased to 27.2%, compared to 30.9% in the prior year period, primarily reflecting business mix.

Adjusted net income for the second quarter was $37.5 million, compared to adjusted net income of $66.4 million in the prior year period. The change in adjusted net income was largely attributable to the same factors impacting Adjusted EBITDA as well as an increase in depreciation and amortization expense, excluding the amortization of acquired intangibles, and higher interest expense, excluding the impact of the acceleration of deferred debt financing expense.

Second quarter net cash inflow from operating activities was $875.6 million, compared to $7.7 million net outflow in the prior year period. Free cash flow was $39.7 million, compared to $54.6 million in the prior year period.

Summary of Segment Results

	Three Months Ended			Six Months Ended
	June 30,		YoY	June 30,		YoY
($ in thousands) (unaudited)	2022	2021	change	2022	2021	change
Revenue:
US Acquiring	$187,150	$164,642	13.7%	$356,294	$317,983	12.0%
Digital Commerce	$191,763	$219,701	-12.7%	$390,287	$443,784	-12.1%
Total Revenue	$378,913	$384,343	-1.4%	$746,581	$761,767	-2.0%

Adjusted EBITDA:
US Acquiring	$53,036	$40,660	30.4%	$100,278	$79,916	25.5%
Digital Commerce	$71,722	$95,064	-24.6%	$147,517	$186,579	-20.9%
Unallocated Corporate	$(21,805)	$(16,920)	28.9%	$(40,875)	$(34,461)	18.6%
Total Adjusted EBITDA	$102,953	$118,804	-13.3%	$206,920	$232,034	-10.8%

Adjusted EBITDA margin:
US Acquiring	28.3%	24.7%	360 bps	28.1%	25.1%	300 bps
Digital Commerce	37.4%	43.3%	-590 bps	37.8%	42.0%	-420 bps
Total Adjusted EBITDA margin	27.2%	30.9%	-370 bps	27.7%	30.5%	-280 bps

Revenue Disaggregation

	Three Months Ended			Six Months Ended
	June 30,		YoY	June 30,		YoY
($ in thousands) (unaudited)	2022	2021	change	2022	2021	change
Revenue:
US Acquiring	$187,150	$164,643	13.7%	$356,294	$317,983	12.0%
eCash (1)	$95,717	$103,877	-7.9%	$196,829	$216,793	-9.2%
Digital Wallets (1)	$78,818	$97,269	-19.0%	$161,005	$192,193	-16.2%
Integrated & Ecommerce Solutions (IES) (1)	$25,620	$26,587	-3.6%	$48,821	$50,149	-2.6%
Intracompany (1)	$(8,392)	$(8,033)	4.5%	$(16,368)	$(15,351)	6.6%
Total Revenue	$378,913	$384,343	-1.4%	$746,581	$761,767	-2.0%

(1) These business lines are part of the Digital Commerce segment.

Financial Guidance

For full year 2022, Paysafe is now anticipating revenue and adjusted EBITDA to be in the ranges provided below. These revised expectations reflect the impact of foreign currency as well as macroeconomic uncertainty. Excluding the impact of movement in foreign exchange rates, Paysafe anticipates mid single-digit revenue growth for full year 2022.

($ in millions) (unaudited)	Q3 2022	Full Year 2022 - prior	Full Year 2022 - updated
Revenue	$350 - $365	$1,530 - $1,580	$1,470 - $1,490
Adjusted EBITDA	$90 - $95	$440 - $460	$400 - $415

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Wednesday, August 10, 2022, at 8:30 a.m. ET
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-3037 (U.S. toll-free); 215-268-9852 (International)

Reorganization and Recapitalization (the “Transaction”)

On March 30, 2021, Paysafe completed the previously announced transaction with FTAC, a special purpose acquisition company, which resulted in Paysafe Limited acquiring, and becoming the successor to, the Accounting Predecessor. Simultaneously, it completed the merger with FTAC with an exchange of the shares and warrants issued by Paysafe Limited for those of FTAC. The acquisition was accounted for as a capital reorganization followed by the merger with FTAC, which was treated as a recapitalization. Following the transaction, both the Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited. Upon completion of the Transaction, the common stock and warrants began trading on the New York Stock Exchange under the ticker symbols “PSFE” and “PSFE WS,” respectively, on March 31, 2021.

Basis of Presentation

The financial information for the three and six months ended June 30, 2021 included in this press release reflect, and is based upon, information of Paysafe Limited after giving effect to the transaction with Foley Trasimene Acquisition Corporation II (“FTAC”) completed on March 30, 2021.

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading specialized payments platform. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of over US $120 billion in 2021, and approximately 3,500 employees located in 12+ global locations, Paysafe connects businesses and consumers across 100 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Kate Aldridge

Paysafe

kate.aldridge@paysafe.com

+44 750 079 7547

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE” or the “Company”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; geopolitical events, including acts of war and terrorism, including the conflict in Ukraine, the economic and other impacts of such conflict and the responses of governments around the world thereto; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to our focus on specialized and high-risk verticals; risks related to becoming an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of third parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; the effect of the COVID-19 pandemic on our business; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; terrorism; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$243,533	$313,439
Customer accounts and other restricted cash, net of allowance for credit losses of $595 and $673, respectively	2,467,780	1,658,279
Accounts receivable, net of allowance for credit losses of $12,152 and $8,642, respectively	150,508	147,780
Settlement receivables, net of allowance for credit losses of $3,388 and $4,049, respectively	110,883	149,852
Prepaid expenses and other current assets	95,100	64,497
Related party receivables – current	3,984	6,492
Contingent consideration receivable – current	—	2,842
Total current assets	3,071,788	2,343,181
Deferred tax assets	24,961	21,926
Property, plant and equipment, net	12,852	14,907
Operating lease right-of-use assets	24,384	33,118
Derivative Assets	8,788	—
Intangible assets, net	1,334,529	1,202,204
Goodwill	1,993,451	3,650,037
Other assets – noncurrent	2,283	1,856
Total non-current assets	3,401,248	4,924,048
Total assets	$6,473,036	$7,267,229

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$222,677	$211,841
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	2,539,762	1,400,057
Operating lease liabilities – current	6,877	8,845
Income taxes payable	—	11,041
Contingent and deferred consideration payable – current	12,454	13,673
Liability for share-based compensation – current	7,565	3,360
Total current liabilities	2,799,525	1,659,007
Non-current debt	2,657,188	2,748,178
Operating lease liabilities – non-current	20,293	28,008
Deferred tax liabilities	57,864	64,886
Warrant liabilities	14,521	35,575
Liability for share-based compensation – non-current	4,745	6,664
Accounts payable and other liabilities - non-current	150	—
Contingent and deferred consideration payable – non-current	12,687	17,142
Total non-current liabilities	2,767,448	2,900,453
Total liabilities	5,566,973	4,559,460
Commitments and contingent liabilities
Shareholders' equity in the Company	805,982	2,569,764
Non-controlling interest	100,081	138,005
Total shareholders' equity	906,063	2,707,769
Total liabilities and shareholders' equity	$6,473,036	$7,267,229

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2022	2021	2022	2021
Revenue	$378,913	$384,343	$746,581	$761,767
Cost of services (excluding depreciation and amortization)	158,987	155,778	306,090	306,815
Selling, general and administrative	134,709	113,037	265,277	307,035
Depreciation and amortization	69,585	70,114	133,008	135,576
Impairment expense on goodwill and intangible assets	676,456	1,357	1,882,187	1,935
Restructuring and other costs	7,999	4,518	20,590	7,488
Loss / (gain) on disposal of subsidiary and other assets, net	660	(28)	660	(28)
Operating income / (loss)	(669,483)	39,567	(1,861,231)	2,946
Other income, net	56,155	46,558	59,633	79,083
Interest expense, net	(28,426)	(62,650)	(54,382)	(125,019)
(Loss) / income before taxes	(641,754)	23,475	(1,855,980)	(42,990)
Income tax (benefit) / expense	(10,233)	16,690	(53,647)	10,754
Net (loss) / income	$(631,521)	$6,785	$(1,802,333)	$(53,744)
Less: net income attributable to non-controlling interest	—	188	371	306
Net (loss) / income attributable to the Company	$(631,521)	$6,597	$(1,802,704)	$(54,050)

Net (loss) / income per share attributable to the Company – basic	$(0.87)	$0.01	$(2.49)	$(0.07)
Net loss per share attributable to the Company – diluted	$(0.87)	$(0.04)	$(2.49)	$(0.07)

Net (loss) / income	$(631,521)	$6,785	$(1,802,333)	$(53,744)
Other comprehensive income / (loss), net of tax of $0:
(Loss) / gain on foreign currency translation	(36,771)	12,956	(22,375)	4,458
Total comprehensive (loss) / gain	$(668,292)	$19,741	$(1,824,708)	$(49,286)
Less: comprehensive income attributable to non-controlling interest	—	188	371	306
Total comprehensive (loss) / gain attributable to the Company	$(668,292)	$19,553	$(1,825,079)	$(49,592)

Paysafe Limited Consolidated Net (loss) / income per share attributable to the Company

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Numerator ($ in thousands)
Net (loss) / income attributable to the Company - basic	$(631,521)	$6,597	$(1,802,704)	$(54,050)
Net loss attributable to the Company - diluted (1)	$(631,521)	$(32,751)	$(1,802,704)	$(54,050)
Denominator (in millions)
Weighted average shares – basic	725.9	723.7	724.9	723.7
Weighted average shares – diluted (2)	725.9	728.0	724.9	723.7
Net (loss) / income per share attributable to the Company
Basic	$(0.87)	$0.01	$(2.49)	$(0.07)
Diluted	$(0.87)	$(0.04)	$(2.49)	$(0.07)

(1)
The numerator used in the calculation of diluted net income / (loss) per share attributable to the Company for the three months ended June 30, 2021 has been adjusted to exclude the $39,348 fair value gain on the warrant liabilities.
(2)
The denominator used in the calculation of diluted net income / (loss) per share attributable to the Company for the three months ended June 30, 2021 has been adjusted to include an additional 4,314,601 shares representing the dilutive effect of the warrants.

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Six Months Ended
	June 30,
($ in thousands)	2022	2021
Cash flows from operating activities
Net loss	$(1,802,333)	$(53,744)
Adjustments for non-cash items:
Depreciation and amortization	133,008	135,576
Unrealized foreign exchange (gain) / loss	(34,408)	2,245
Deferred tax (benefit) / expense	(58,985)	4,714
Interest expense, net	9,772	69,155
Share based compensation	31,706	84,117
Other income, net	(23,009)	(75,901)
Impairment expense on goodwill and intangible assets	1,882,187	1,935
Allowance for credit losses and other	14,874	9,600
Loss / (gain) on disposal of subsidiary and other assets, net	660	(28)
Non-cash lease expense	3,491	4,909
Movements in working capital:
Accounts receivable, net	(14,280)	(21,342)
Prepaid expenses, other current assets, and related party receivables	(26,020)	(9,282)
Settlement receivables, net	27,624	44,113
Accounts payable, other liabilities, and related party payables	6,360	(21,139)
Funds payable and amounts due to customers	1,250,221	(116,268)
Income tax payable	(21,421)	(17,650)
Net cash flows from operating activities	1,379,447	41,010
Cash flows in investing activities
Purchase of property, plant & equipment	(1,839)	(1,169)
Purchase of merchant portfolios	(23,983)	(36,703)
Purchase of other intangible assets	(42,892)	(37,452)
Acquisition of business, net of cash acquired	(424,722)	(23,531)
Net cash outflow on disposal of subsidiary	(826)	—
Net cash flows used in investing activities	(494,262)	(98,855)
Cash flows from financing activities
Cash settled equity awards	(154)	—
Proceeds from exercise of warrants	3	—
Net cash inflow from reorganization and recapitalization	—	1,167,874
Payment of equity issuance costs	—	(149,496)
Repurchase of loan notes	(9,508)	—
Proceeds from loans and borrowings	86,246	2,112,816
Repayments of loans and borrowings	(92,867)	(3,267,269)
Payment of debt issuance costs	(6,261)	(1,068)
Payments under derivative financial instruments, net	(1,371)	(31,515)
Cash outflow on foreign exchange forward contract	—	(6,504)
Proceeds under line of credit	373,082	300,000
Repayments under line of credit	(350,000)	(300,000)
Contingent consideration received	2,621	7,942
Contingent and deferred consideration paid	(14,165)	(1,002)
Net cash flows used in financing activities	(12,374)	(168,222)
Effect of foreign exchange rate changes	(133,216)	(40,716)
Increase / (decrease) in cash and cash equivalents, including customer accounts and other restricted cash during the period	$739,595	$(266,783)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,971,718	1,763,852
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$2,711,313	$1,497,069

	Six Months Ended
	June 30,
	2022	2021
Cash and cash equivalents	$243,533	$247,801
Customer accounts and other restricted cash, net	2,467,780	1,249,268
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$2,711,313	$1,497,069

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Gross Profit Margin (excluding depreciation and amortization), Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow and Free cash flow conversion, Adjusted net income and Adjusted net income per share, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Gross Profit Margin (excluding depreciation and amortization) is defined as Gross Profit (excluding depreciation and amortization) as a percentage of revenue. Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of Revenue. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the Company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and intangible assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders ability to evaluate the Company’s business performance and profitability by improving comparability of operating results across reporting periods.

Free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs, cash paid for interest and movements in customer accounts and other restricted cash. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Free cash flow conversion is defined as free cash flow as a percentage of Adjusted EBITDA. Management believes free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA margin, and Adjusted net income, when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measures of Adjusted

EBITDA and Gross Profit provided herein have not been reconciled to comparable GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Income (loss) to Adjusted EBITDA

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2022	2021	2022	2021
Net (loss) / income	$(631,521)	$6,785	$(1,802,333)	$(53,744)
Income tax (benefit) / expense	(10,233)	16,690	(53,647)	10,754
Interest expense, net	28,426	62,650	54,382	125,019
Depreciation and amortization	69,585	70,114	133,008	135,576
Share based compensation expense	17,736	3,276	31,706	84,117
Impairment expense on goodwill and intangible assets	676,456	1,357	1,882,187	1,935
Restructuring and other costs	7,999	4,518	20,590	7,488
Loss / (gain) on disposal of subsidiaries and other assets, net	660	(28)	660	(28)
Other income, net	(56,155)	(46,558)	(59,633)	(79,083)
Adjusted EBITDA	$102,953	$118,804	$206,920	$232,034
Adjusted EBITDA Margin	27.2%	30.9%	27.7%	30.5%

Reconciliation of Operating Cash Flow to Non-GAAP Free Cash Flow

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2022	2021	2022	2021
Net cash inflows / (outflows) from operating activities	$875,599	$(7,730)	$1,379,447	$41,010
Capital Expenditure	(24,092)	(23,215)	(44,731)	(38,621)
Cash paid for interest	29,856	19,011	44,610	55,864
Payments relating to Restructuring and other costs	7,995	725	20,136	4,180
Movement in Customer Accounts and other restricted cash	(849,697)	65,805	(1,300,579)	100,691
Free Cash Flow	$39,661	$54,596	$98,883	$163,124
Adjusted EBITDA	102,953	118,804	206,920	232,034
Free Cash Flow Conversion	39%	46%	48%	70%

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2022	2021	2022	2021
Revenue	$378,913	$384,343	$746,581	$761,767
Cost of services (excluding depreciation and amortization)	158,987	155,778	306,090	306,815
Depreciation and amortization	69,585	70,114	133,008	135,576
Gross Profit (1)	$150,341	$158,451	$307,483	$319,376
Depreciation and amortization	69,585	70,114	133,008	135,576
Gross Profit (excluding depreciation and amortization)	$219,926	$228,565	$440,491	$454,952

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.

Reconciliation of GAAP Net (Loss) / Income to Adjusted Net Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2022	2021	2022	2021
Net (loss) / income attributable to the Company	$(631,521)	$6,597	$(1,802,704)	$(54,050)
Other non operating income, net (1)	(58,611)	(50,546)	(64,019)	(89,266)
Impairment expense on goodwill and intangible assets	676,456	1,357	1,882,187	1,935
Accelerated amortization of debt fees (2)	—	40,538	—	62,262
Amortization of acquired assets (3)	43,283	50,298	85,549	100,363
Restructuring and other costs	7,999	4,518	20,590	7,488
Loss / (gain) on disposal of subsidiaries and other assets, net	660	(28)	660	(28)
Share based compensation expense	17,736	3,276	31,706	84,117
Discrete tax items (4)	13,601	25,394	6,976	22,300
Income tax (benefit) / expense on non-GAAP adjustments (5)	(32,062)	(15,032)	(86,143)	(25,105)
Adjusted net income attributable to the Company	$37,541	$66,372	$74,802	$110,016

Weighted average shares - diluted	725.9	728.0	724.9	723.7
Adjusted diluted impact	1.8	1.7	1.5	3.1
Adjusted weighted average shares - diluted	727.7	729.7	726.5	726.8

(1)
Other non operating (income) /expense, net primarily consists of income and expenses outside of the Company's operating activities, including fair value gain on derivative instruments, fair value gain on warrant liabilities and (gain) / loss on contingent consideration payable and receivables and gain on foreign exchange. For the three months and six months ended June 30, 2022, this item includes the gain on the repurchase of secured notes.
(2)
Accelerated amortization of debt fees represents the non-cash amortization of debt fees relating to the refinancing in 2021.
(3)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including Brands, Customer relationships, software and merchant portfolios.
(4)
Discrete tax items represents certain amounts within income tax (benefit)/expense, including changes in uncertain tax positions and the remeasurement of certain deferred tax balances due to changes in the statutory tax rates in certain jurisdictions.
(5)
Income tax (benefit) / expense on non-GAAP adjustments reflects the tax impact of the non-GAAP adjustments to net (loss)/income attributable to the Company to calculated adjusted net income.

Adjusted Net (Loss) / Income per Share

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Numerator ($ in thousands)
Adjusted net income attributable to the Company - basic	$37,541	$66,372	$74,802	$110,016
Adjusted net income attributable to the Company - diluted	$37,541	$66,372	$74,802	$110,016
Denominator (in millions)
Weighted average shares – basic	725.9	723.7	724.9	723.7
Adjusted weighted average shares – diluted (1)	727.7	729.7	726.5	726.8
Adjusted net income per share attributable to the Company
Basic	$0.05	$0.09	$0.10	$0.15
Diluted	$0.05	$0.09	$0.10	$0.15

(1)
The denominator used in the calculation of diluted adjusted net income per share attributable to the Company for the three and six months ended June 30, 2022 and June 30, 2021 has been adjusted to include the dilutive effect of the Company's warrants, LLC units and restricted stock awards.